NO ACT

PE
12-22-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11008669

December 23, 2011



Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-23-11

Re: Pfizer Inc.

Dear Mr. Lepore:

This is in regard to your letter dated December 22, 2011 concerning the shareholder proposal submitted by The National Center for Public Policy Research for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Pfizer therefore withdraws its December 21, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

Enclosure

cc: Amy M. Ridenour
The National Center for Public Policy Research
aridenour@nationalcenter.org



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. Withdrawal of No-Action Request, Dated December 21, 2011, Regarding Shareholder Proposal of The National Center for Public Policy Research

Ladies and Gentlemen:

We refer to our letter, dated December 21, 2011 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Pfizer Inc. ("Pfizer") could exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The National Center for Public Policy Research (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2012 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated December 22, 2011 ("Proponent's Withdrawal Letter"), from the Proponent to Pfizer withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures

cc: Amy Ridenour, Chairman
The National Center for Public Policy Research

EXHIBIT A

THE NATIONAL CENTER FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

December 22, 2011

Mr. Matthew Lepore
Vice President and Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

Please be advised that the National Center for Public Policy Research is withdrawing the shareholder proposal, "Reputation Report," that we submitted on November 23, 2011 for inclusion in the company's proxy statement.

Sincerely yours,



Amy Ridenour
Chairman

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 21, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal of
The National Center for Public Policy Research

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The National Center for Public Policy Research (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

Resolved: The shareholders request the Board of Directors prepare a report on the Company's reputation. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2012.

The report should include:

1. A description of the methods used by the Company to manage its reputation;

2. An assessment of how the public views the Company.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations; and

- Rule 14a-8(i)(11) because the Proposal substantially duplicates a shareholder proposal previously submitted to Pfizer that Pfizer intends to include in its 2012 proxy materials.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent, by facsimile on November 23, 2011 at 4:21 pm. A copy of the Proposal and the cover letter are attached hereto as Exhibit A.[1]

IV. The Proposal May Be Excluded from Pfizer's Proxy Materials Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to

---

[1] After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 29, 2011, Pfizer sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Pfizer stock continuously for at least one year as of the date of submission of the Proposal. On December 2, 2011, Pfizer received the required ownership verification.

management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Securities Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the "subject matter of the special report . . . involves a matter of ordinary business." Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983). In addition, in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that, if a proposal relates to management of risks or liabilities that a company faces as a result of its operations, the Staff will focus on the "subject matter to which the risk pertains or that gives rise to the risk" in making a decision regarding whether a proposal can be properly excluded pursuant to Rule 14a-8(i)(7). Furthermore, the Staff noted that where the "the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company" and does not "transcend[] the day-to-day business matters of the company," the proposal will be properly excludable pursuant to Rule 14a-8(i)(7).

A. The Proposal Relates to Ordinary Business Matters and Seeks to Micro-Manage Pfizer's Affairs.

The Proposal requests that the Board prepare a report "on the Company's reputation" including "the methods used by the Company to manage its reputation" and containing "[a]n assessment of how the public views the Company." The Proposal's supporting statement states that "[c]ompany policies that are controversial . . . can adversely affect Pfizer's reputation and harm the Company's long-term interest." Following a discussion of Pfizer's membership in the Pharmaceutical Research and Manufacturers of America Association ("PhRMA") and PhRMA's support of the Patient Protection and Affordable Care Act, the supporting statement concludes with a statement that "[s]hareholders have a right to know how the Company is managing its reputation, as this can affect the sale of [the] Company's products and the Company's ability to interact with government in a manner most conducive to the mitigation of risks."

For Pfizer (like any company), managing its reputation and public perception touches on numerous aspects of its business and involves a wide range of business judgments that are "fundamental to management's ability to run [the] company on a day-to-day basis." For example, reputational considerations may impact decisions with respect to marketing and advertising, customer relations, employee relations, pricing decisions, product development decisions and product quality control. The decisions for which reputation may be a consideration are so numerous and wide-ranging that they could not reasonably be subject to direct shareholder oversight.

Furthermore, Pfizer believes that the Proposal seeks to micro-manage its business because it seeks to involve shareholders in the multitude of business decisions, including but not limited to those referenced above, which involve matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. In addition, the Proposal does not limit the scope of the report, and any of the decisions made by Pfizer's employees on a daily basis could be regarded as having an impact on Pfizer's reputation or the public's perception of Pfizer. Indeed, the 1998 Release indicated that concerns regarding micro-management of a company would be implicated in situations "where the proposal involves intricate detail." The Proposal seeks to subject day-to-day, complex business decisions and fundamental management tasks to shareholder oversight, which is precisely what Rule 14a-(8)(i)(7) is intended to avoid.

B. The Proposal Does Not Address Significant Policy Issues or Transcend Pfizer's Day-to-Day Business Matters.

The Staff looks to the existence of consistent and widespread public debate concerning the subject matter of the proposal to determine if the subject matter relates to a significant policy issue and, therefore, transcends ordinary business matters. See *AT&T Inc.* (Feb. 2, 2011, *reconsideration denied* Mar. 4, 2011) (concurring with the exclusion of a shareholder proposal regarding net neutrality as relating to the company's ordinary business operations, while noting that the topic appears to be an important business matter for the company and had recently attracted increasing levels of public attention). The Proposal does not identify any significant policy issue that Pfizer is requested to review or address in the report. Pfizer does not believe that management of its reputation or the public's perception of Pfizer constitutes a significant policy issue or transcends Pfizer's day-to-day operations.

In addition, the Staff has recognized that a proposal seeking to micromanage a company may be excluded even if it also touches upon a significant policy issue. See SLB 14E (a proposal focusing on CEO succession planning that would not normally be excludable as ordinary business "could be excluded under Rule 14a-8(i)(7), however, if it seeks to micro-manage the company"); see also *Marriot Int'l, Inc.* (Mar. 17, 2010) (shareholder proposal relating to global warming that sought to micromanage the company excludable pursuant to Rule 14a-8(i)(7)). The Proposal's supporting statement discusses Pfizer's participation in PhRMA and the passage of the Patient Protection and Affordable Care Act. Even if one were to assume that those references touched upon a significant policy issue – a contention with which we disagree – for the reasons set forth above, we nevertheless believe the Proposal implicates numerous day-to-day business decisions and seeks to micro-manage Pfizer and therefore may be excluded from Pfizer's 2012 proxy materials pursuant to Rule 14a-8(i)(7).

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to Pfizer That Pfizer Intends to Include in its 2012 Proxy Materials.

In the event the Staff determines that the Proposal is not excludable pursuant to Rule 14a-8(i)(7), Pfizer believes that the Proposal may be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(11), which permits the exclusion of a shareholder proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

A. The Proposal's Supporting Statement

As noted above, the Proposal's supporting statement describes Pfizer's membership in PhRMA and PhRMA's support for the Patient Protection and Affordable Care Act ("PPACA"). The Proposal refers to PPACA as "controversial" and notes that the U.S. House of Representatives voted to repeal PPACA. The Proposal states:

> Efforts to administer, finance, repeal, defend, amend and overturn PPACA all will receive continuing and intense attention from the public, news media, lawmakers and regulators. Due to the Company's prominence, its past and ongoing response to PPACA-related events will receive significant attention.

In the event the Staff determines the Proposal is something other than one relating to ordinary business operations, the Proposal's supporting statement suggests that the underlying focus of the Proposal is Pfizer's participation in the political process and lobbying efforts.

B. Previously Submitted Proposal

Pfizer received a proposal (the "Davis Proposal") from Mrs. Evelyn Y. Davis dated July 22, 2011 via facsimile on June 22, 2011. A copy of the Davis Proposal is attached hereto as Exhibit B. Pfizer intends to include the Davis Proposal in its 2012 proxy materials. The text of the resolution in the Davis Proposal states:

> RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management

shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

C. The Proposal Substantially Duplicates the Prior Proposal

The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. See Securities Exchange Act Release No. 34-12598 (July 7, 1976). Two shareholder proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). The shareholder proposals can differ in terms of the breadth and scope of the subject matter, so long as the principal thrust or focus is substantially the same. If the Staff determines that the Proposal is something other than one relating to the Company's ordinary business operations, then we believe that the "principal thrust or focus" of the Proposal must be Pfizer's general political activities.[2] The Davis Proposal relates to disclosure regarding Pfizer's political contributions and attempts to influence legislation – its general political activities. Since the Proposal and the Davis Proposal share the same principal thrust or focus, the Proposal is excludable under Rule 14a-8(i)(11).[3]

---

[2] Pfizer is aware that the Staff has found that proposals requesting a report on a company's lobbying activities or political contributions cannot be excluded as ordinary business pursuant to Rule 14a-8(i)(7) if the proposal "focuses primarily on [the company's] general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." See, e.g., *Bank of America Corp.* (Mar. 7, 2011).

[3] Pfizer has received two additional shareholder proposals that relate to Pfizer's political activities. Pfizer received a shareholder proposal (the "AFSCME Proposal") from the American Federation of State, County and Municipal Employees Employees Pension Plan ("AFSCME") on November 15, 2011, prior to Pfizer's receipt of the Proposal on November 23, 2011. A copy of the AFSCME Proposal is attached hereto as Exhibit C. In addition, Pfizer received a shareholder proposal (the "NLPC Proposal") via facsimile on November 23, 2011 at 10:25 am, prior to Pfizer's receipt of the Proposal later that afternoon. A copy of the NLPC Proposal is attached hereto as Exhibit D. Pfizer has submitted letters to the Staff requesting that the Staff concur with Pfizer's view that it may exclude the AFSCME Proposal (submitted on December 20, 2011) and the NLPC Proposal (submitted on December 21, 2011) from the 2012 proxy materials. In the event that the Staff does not concur with the exclusion of the AFSCME Proposal or the NLPC Proposal from the 2012 proxy materials, Pfizer believes that the Proposal substantially duplicates the AFSCME Proposal and the NLPC Proposal for reasons similar to those related to the Davis Proposal.

Both the Proposal and the AFSCME Proposal indicate that Pfizer's shareholders have an interest in maintaining oversight over Pfizer's political activities. Both proposals also indicate that the basis for shareholders' interests is the fact that Pfizer's political activities could be "contrary to [Pfizer's] long-stated goals" (the AFSCME Proposal) or "can adversely affect Pfizer's reputation and harm the Company's long-term interest" (the Proposal). Similarly, the Proposal indicates that companies can be "harmed by their involvement in controversial policies" while the AFSCME Proposal states that "corporate lobbying exposes our company to risks."

The Proposal and the NPLC Proposal both specifically mention Pfizer's general political activities relating to the passage of PPACA. The supporting statement accompanying the Proposal contains references to

The Staff has consistently concurred with the exclusion of substantially duplicative proposals relating to disclosure regarding political activities and contributions, even where the exact scope of the proposals has differed. See *FedEx Corp.* (Jul. 21, 2011) (shareholder proposal requesting an annual report containing a description of the company's policies on electioneering and political contributions substantially duplicates a previously submitted proposal requesting a semi-annual report regarding the company's policies and procedures for political contributions); *Occidental Petroleum Corp.* (Feb. 25, 2011) (shareholder proposal requesting an annual report disclosing company policies and procedures for lobbying contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting the board to prepare a review of the company's political expenditures and spending policies and procedures); *Ford Motor Co.* (Feb. 15, 2011) (shareholder proposal requesting disclosure regarding the company's policies and procedures for political contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting disclosure regarding the company's political contributions in newspapers of general circulation); *Citigroup Inc.* (Jan. 28, 2011) (shareholder proposal requesting an annual report disclosing company policies and procedures for lobbying contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting the board to prepare a review of the company's political expenditures and spending policies and procedures); *General Motors Corp.* (Apr. 5, 2007) (shareholder proposal requesting the company to provide a report disclosing company policies and procedures for political contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting the publication of a statement of political contributions); *Lehman Brothers Holdings, Inc.* (Jan. 12, 2007) (shareholder proposal requesting the semi-annual publication on the company website of a report outlining the company policies and procedures for political contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting the publication of an annual detailed report of the company's political contributions and expenditures).

As described above, the principal thrust or focus of the Proposal and the Davis Proposal is Pfizer's political activities. As a result, inclusion of both of these proposals in the 2012 proxy materials would be confusing to shareholders and frustrate the policy concerns underlying the adoption of Rule 14a-8(i)(11). Because the Proposal was received after the Davis Proposal, which Pfizer intends to include in the 2012 proxy materials, the Proposal may be excluded from the 2012 proxy materials under Rule 14a-8(i)(11).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2012 proxy materials pursuant to

---

Pfizer's involvement in "controversial" policies, including Pfizer's membership in PhRMA and PhRMA's advertising campaign that, according to the Proponent, was "perceived to have contributed to passage of the Patient Protection and Affordable Care Act." Similarly, the NLPC Proposal references Pfizer's "ill-advised support for ObamaCare [PPACA]" and asserts that "Pfizer played a key role in the passage of ObamaCare."

Rule 14a-8(i)(7). If the Staff is unable to concur in Pfizer's view that the Proposal may be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(7), we respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal pursuant to Rule 14a-8(i)(11). Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures

cc: Amy Ridenour, Chairman
The National Center for Public Policy Research

EXHIBIT A

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: Nov. 23, 2011 PAGES 4 (Including cover)

ATTN: Matthew Lepore, VP and Corporate Secretary

COMPANY: Pfizer, Inc.

FAX NUMBER: 212-573-1853

FROM: Devon Carlin for Amy Ridenour

MESSAGE: Attached please find our Reputation Report shareholder proposal.

Sincerely,



501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

November 23, 2011

Mr. Matthew Lepore
Vice President and Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research owns 230 (two hundred and thirty) shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. We intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

If you have any questions or wish to discuss the Proposal, please contact me via my direct-dial number of 202-262-9204 or at the National Center office at 202-543-4110. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Amy Ridenour, Chairman, The National Center for Public Policy Research, 501 Capitol Court, N.E., Suite 200, Washington, DC 20002.

Sincerely,



Amy Ridenour
Chairman
The National Center for Public Policy Research

Attachments: Shareholder Proposal -- Reputation Report

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org

Reputation Report

Resolved: The shareholders request the Board of Directors prepare a report on the Company's reputation. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2012.

The report should include:

1. A description of the methods used by the Company to manage its reputation;

2. An assessment of how the public views the Company.

Supporting Statement:

The Company's reputation affects not only the Company's ability to sell goods, but also its ability to interact with government in a manner most conducive to the appropriate mitigation of numerous risks, including many of those disclosed in the Company's Form 10-K for fiscal year 2010.

Company policies that are controversial or perceived to conflict with the views of the public, doctors, and federal and state lawmakers and regulators can adversely affect Pfizer's reputation and harm the Company's long-term interest.

Pfizer is a member of the Pharmaceutical Research and Manufacturers of America Association ("PhRMA"). PhRMA conducted a multi-million dollar advertising campaign that is widely perceived to have contributed to passage of the Patient Protection and Affordable Care Act (PPACA), also known colloquially as "ObamaCare," which increases the federal government's involvement in sales of health care services and products, including Company products.

PPACA is controversial. A November 2011 Gallup poll found 47% of the public favors repeal, with 42% opposed. A Physicians Foundation survey of doctors found 67% opposed PPACA. The U.S. House of Representatives voted to repeal PPACA by 245-189 in January 2011. Twenty-six states have joined in a federal lawsuit against PPACA.

Efforts to administer, finance, repeal, defend, amend and overturn PPACA all will receive continuing and intense attention from the public, news media, lawmakers and regulators. Due to the Company's prominence, its past and ongoing response to PPACA-related events will receive significant attention.

Other corporations have been harmed by their involvement in controversial policies.

A joint National Center for Public Policy Research/FreedomWorks poll found the reputation of Johnson & Johnson, a competitor and fellow member of PhRMA, had been harmed by support of PPACA. Johnson & Johnson's favorability fell from 69-19% among conservatives and from 60-8% among Tea Party activists after participants learned of the company's lobbying for PPACA and another proposal increasing the government's regulatory authority.

The Wall Street Journal's "Tea Party Attacks Put GE on Defense" described the problems General Electric is enduring for similar reasons.

Our Company also made itself vulnerable to charges of participating in unpopular "crony capitalism" by allowing Company plans to build a facility to be the perceived incentive behind the City of New London's seizure of homes. Polls showed overwhelming bipartisan disapproval, yet benefits to the Company are not apparent.

Shareholders have a right to know how the Company is managing its reputation, as this can affect the sale of Company's products and the Company's ability to interact with government in a manner most conducive to the mitigation of risks.

EXHIBIT B

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON. DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

Ian Reid, CEO
PFIZER
NYC,N.y.

July 22,2011

(202) 737-7755 OR

Fax 212-309-0567

Dear Ian:

This is a formal notice to the management of Pfizer that Mrs. Evelyn Y. Davis, who is the owner of 1200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2012. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year tthe owners of......*voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,



Mrs. Evelyn Y. Davis

.........* Please fill in correct figure

CC: SEC in D.C.

Ian please acknowledge receipt of this resolution yourself

EXHIBIT C


AFSCME
We Make America Happen


RECEIVED
NOV 15 2011

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 15, 2011

To: Matthew Lepore, Vice President and Corporate Secretary,
Pfizer Inc.
(212) 573-1853

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You



EMPLOYEES PENSION PLAN

November 15, 2011

<u>**VIA OVERNIGHT MAIL and FAX (212) 573-1853**</u>
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Matthew Lepore, Vice President and Corporate Secretary

Dear Mr. Lepore:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of Pfizer Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 57,092 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Whereas, corporate lobbying exposes our company to risks that affect the company's stated goals, objectives, and, ultimately, shareholder value, and

Whereas, we rely on the information provided by our company, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Pfizer's website.

Supporting Statement

As Pfizer shareholders, we believe transparency and accountability in our company's use of corporate funds to influence legislation and regulation, both directly and indirectly, is in our best interests. Otherwise, our company assets could be used for policy objectives contrary to its stated long-term goals. For example, Pfizer is on the private enterprise board of the American Legislative Exchange Council ("ALEC"), which opposes governmental environmental protections ("Conservative Group Drafts, Promotes Anti-EPA Bills in State Legislatures," *New York Times*, 4/11/11), although Pfizer claims reducing its greenhouse gases as an important goal (http://www.pfizer.com/responsibility/protecting_environment/greenhouse_gases_commitments.jsp). As shareholders, we need full disclosure to evaluate the financial effects of contradictions like this.

Pfizer spent approximately $36.5 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports (*US Senate Office of Public Records*). In 2010, according to required disclosure reports in ten states, Pfizer also spent $2,265,322 in lobbying expenditures. These figures may not include grassroots lobbying to influence legislation by mobilizing public support or opposition and do not include lobbying expenditures in states that do not require disclosure. And Pfizer does not disclose contributions to tax-exempt organizations that write and endorse model legislation, such as Pfizer's $25,000 contribution to ALEC's annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 15, 2011

VIA OVERNIGHT MAIL and FAX (212) 573-1853
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Matthew Lepore, Vice President and Corporate Secretary

Dear Mr. Lepore:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,


Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO



STATE STREET.

[illegible]
STATE STREET BANK
[illegible]

November 15, 2011

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Pfizer (cusip 717081103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **57,092 shares of Pfizer** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Pfizer stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Duyen Tran-Le

EXHIBIT D

National Legal and Policy Center



"promoting ethics in public life"

fax cover sheet

TO: CAROLYN MANGANO
ASST. TO CORP. SECRETARY
PFIZER

FR: PETER FLAHERTY

Pages to follow 4 (not including this page)

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

National Legal and Policy Center



"promoting ethics in public life"

November 23, 2011

Amy W. Schulman
Senior Vice President
General Counsel and Corporate Secretary
Pfizer Inc.

VIA FAX 212-309-0874

Dear Ms. Schulman:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 150 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Lobbying Priorities Report. I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Lobbying Priorities Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Lobbying Priorities Report

Whereas:

Pfizer's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

Resolved: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders annually on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Identify and describe public policy issues of interest to the Company;
3. Prioritize the issues by importance to creating shareholder value; and
4. Explain the business rationale for prioritization.

Statement of Support:

Pfizer played a key role in the passage of ObamaCare, even though a majority of Americans were opposed. CEO Jeffrey Kindler organized pharmaceutical CEOs in support of the bill, promoted a massive advertising campaign, and partnered with Left-wing groups normally hostile to Pfizer's interests. For these actions, he received a multi-million dollar bonus.

According to media reports, Pfizer and other companies in 2009 made an $80 billion deal with the Obama administration. In return for support of ObamaCare, the companies received promises of a guarantee of customers and insulation from certain kinds of competition. This kind of back room dealing corrupts the political process, generates public outrage, and is inappropriate for an institution like Pfizer that pledges itself to responsible corporate citizenship.

At last year's annual meeting, I asked CEO Ian Read if he would repudiate Pfizer's ill-advised support for ObamaCare. It was a simple question. I did not receive an answer. Instead, Read offered obfuscation.

Read apparently believes he can duck responsibility for Pfizer's role in passing ObamaCare, which is even more unpopular now than when it was passed. If Pfizer executives cannot answer simple questions posed by shareholders about the company's lobbying, it is time for a more formal reporting mechanism.

Absent a system of reporting on how Pfizer develops and prioritizes its lobbying priorities, shareholders will be unable to evaluate the potential for future miscalculation and damage to the Pfizer brand name.

Fidelity Institutional *** FISMA & OMB Memorandum M-07-16 *** Fidelity INVESTMENTS
Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

November 22, 2011

National Legal and Policy Center
Attn: Peter Flaherty
Fax number: 703-237-2090

Dear Mr. Flaherty:

This letter is in response to the correspondence received on November 18, 2011. It was regarding your inquiry about Fidelity Brokerage Account number ending in *** FISMA & OMB Memorandum M-07-16 *** registered to the National Legal and Policy Center.

This is to confirm that the following positions have been continuously held in account number ending in *** FISMA & OMB Memorandum M-07-16 *** for a period of more than one year; Coca Cola (KO), Goldman Sachs (GS), Home Depot (HD), JP Morgan Chase (JPM), Pepsico Inc. (PEP), Pfizer (PFE), and Walmart (WMT).

I hope you find this information helpful. If you have any questions regarding this issue, please contact me at 800-800-6890: Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual extension; when prompted enter my 5 digit extension 27936. I can be reached Monday through Friday from 9:00 AM to 5:30 PM EST For any other issues or general inquiries regarding your account, please contact a Fidelity Representative at 800-544-6666 for assistance. I appreciate your business.

Sincerely,

Peter Zaitzevsky
Client Service Specialist

Our File: W261588-18NOV11